SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


               [ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                          For the year ended __________

                                       OR

             [X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 For the
                             transition period from
                       December 31, 2000 to April 30, 2001

                          Commission File Number 1-3526


                A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SOUTHERN ENERGY RESOURCES, INC.
                          BARGAINING UNIT SAVINGS PLAN

                      (Plan for Bargaining Unit Employees)

                       c/o SOUTHERN ENERGY RESOURCES, INC.
                             1155 Perimeter Center W
                             Atlanta, Georgia 30338



                B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303


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                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN


                              FINANCIAL STATEMENTS

                                 APRIL 30, 2001





                                TABLE OF CONTENTS


                                                                      Page No.

EXHIBITS                                                                  3


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                  4


FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits--
          April 30, 2001 and December 31, 2000                            5

   Statement of Changes in Net Assets Available for
          Benefits for the Four-Month Period Ended April 30, 2001         6


NOTES TO FINANCIAL STATEMENTS                                             7

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                15











                                        2





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                                    Exhibits



          A         - Consent of Independent Public Accountants. (Contained
                      herein at Page 15)












































                                        3





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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Plan Administrator of the
Southern Energy Resources, Inc.
Bargaining Unit Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Southern Energy Resources, Inc. Bargaining Unit Savings Plan as of April 30, 2001 and December 31, 2000 and the related statement of changes in net assets available for benefits for the four-month period ended April 30, 2001. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2001 and December 31, 2000 and the changes in its net assets available for benefits for the four-month period ended April 30, 2001 in conformity with accounting principles generally accepted in the United States.



/s/Arthur Andersen LLP


Atlanta, Georgia
September 4, 2001



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                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                      APRIL 30, 2001 AND DECEMBER 31, 2000










                                                    2001           2000
                                                   ------      -----------
NET ASSETS AVAILABLE FOR BENEFITS:
    Investments, at fair value                       $0        $11,520,034
                                                   ======      ===========












        The accompanying notes are an integral part of these statements.













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


                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE FOUR-MONTH PERIOD ENDED APRIL 30, 2001






INVESTMENT INCOME (LOSS):
    Net depreciation in fair value of investments (Note 3)    $   (903,516)
    Dividends                                                       91,247
    Interest                                                         9,255
                                                              -------------
              Total investment loss                               (803,014)
                                                              -------------
CONTRIBUTIONS:
    Participants                                                   454,760
    Company                                                        177,970
                                                              -------------
              Total contributions                                  632,730
                                                              -------------
BENEFITS PAID TO PARTICIPANTS OR BENEFICIARIES                    (114,612)
                                                              -------------
TRANSFER TO MERGED PLAN (Note 1)                               (11,235,138)
                                                              -------------
NET DECREASE                                                   (11,520,034)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of period                                         11,520,034
                                                              -------------
    End of period                                             $          0
                                                              =============






         The accompanying notes are an integral part of this statement.











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                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                      APRIL 30, 2001 AND DECEMBER 31, 2000



  1.     PLAN DESCRIPTION

The following description of the Southern Energy Resources, Inc. Bargaining Unit Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Southern Energy Resources, Inc. (the "Company") covering substantially all members of the Steelworkers of America, AFL-CIO-CLC Local No. 12502 (the "Southern Energy Stateline Bargaining Unit"). The Plan was amended to permit employees of the Company who are members of the Utility Workers' Union of America Local No. 392 and 480, previously employed by Commonwealth Electric Company ("Southern Energy New England Bargaining Unit"), and members of the International Brotherhood of Electrical Workers Local No. 503, previously employed by Orange and Rockland Utilities, Inc. ("Southern Energy New York Bargaining Unit"), to participate in the Plan effective January 1, 1999 and July 1, 1999, respectively.

The Plan was established to encourage employee savings, supplement retirement and death benefits, and create a competitive compensation program for employees. The Company appointed Merrill Lynch Trust Company (the "Trustee") as Trustee to execute investment transactions for the Plan. The Company serves as plan administrator. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan has distinct characteristics for the various bargaining units noted above relative to eligibility and contributions.

On January 19, 2001, the Company announced, as part of its separation from Southern Company, that the Company was changing its name to Mirant Corporation. The Company began doing business as Mirant Corporation on January 22, 2001 and legally changed its name on February 26, 2001.

On May 1, 2001, the Plan's assets merged along with the Southern Energy Resources, Inc. Savings Plan for Covered Employees into the Mirant Services Bargaining Unit Employee Savings Plan (the "Mirant Plan") which was originally established on December 19, 2000. The Company appointed T. Rowe Price as trustee of the Mirant Plan.

Southern Energy Stateline Bargaining Unit

All employees of the Company who are members of the Southern Energy Stateline Bargaining Unit are eligible to participate in the Plan upon completion of one year of service, as defined by the Plan. Participants may enroll in the Plan on the first day of any month after their completion of eligibility

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


requirements. Participants may elect to contribute, on a pretax or an after-tax basis, in 1% increments up to 16% of their compensation, subject to certain limitations defined by the Plan, into any investment option offered by the Plan. Participants may change their contribution percentages at any time. The Company provides a matching contribution equal to 75% of the participant's contribution up to a maximum of 6% of the participant's base compensation. Effective January 1, 2000, participants may elect to direct all or a portion of their company matching contributions to any investment option offered by the Plan once these contributions have been credited to their accounts.

Southern Energy New England Bargaining Unit

An employee who is a member of the Southern Energy New England Bargaining Unit and an eligible employee of the Company and has completed one hour of service, as defined by the Plan, is eligible to participate in the Plan. A temporary employee, as defined by the Plan, is eligible to participate in the Plan after completion of a consecutive 12-month period of employment with the Company.

Participants may elect to contribute, on a pretax or an after-tax basis, in 1% increments up to 16% of their compensation, subject to certain limitations defined by the Plan, into any investment option offered by the Plan. Participants may change their contribution percentages at any time. The Company provides a matching contribution equal to 100% of the participant's contribution up to a maximum of 4% of the participant's base compensation after one year of service. Effective January 1, 2000, participants may elect to direct all or a portion of their company matching contributions to any investment option offered by the Plan once these contributions have been credited to their account.

Southern Energy New York Bargaining Unit

An employee who is a member of the Southern Energy New York Bargaining Unit, is an eligible employee of Southern Energy New York, G.P., Inc., and has completed one year of service with the Company is eligible to participate in the Plan. All acquisition employees, as defined by the Plan, who participated in the Orange and Rockland, Inc. Hourly Group Savings Plan ("O&R Plan") on June 30, 1999 were eligible to participate in the Plan effective July 1, 1999.

Participants may elect to contribute, on a pretax or an after-tax basis, in 1% increments up to 20% of their compensation, subject to certain limitations defined by the Plan, into any investment option offered by the Plan. Participants may change their contribution percentages at any time. The Company provides a matching contribution equal to 50% of the participant's contribution up to a maximum of 6% of the participant's base compensation. Effective January 1, 2000, participants may elect to direct all or a portion of their company matching contributions to any investment option offered by the Plan once these contributions have been credited to their account.

Participants had the opportunity to transfer their account balances from the O&R Plan to the Plan. These accounts were transferred into the Merrill Lynch Retirement Preservation Trust and then were eligible to be invested according to the participant's investment allocations, as directed under the Plan. Prior to January 1, 2000, the portion of the transferred account attributable to company matching contributions, as defined by the O&R Plan, was treated as employer matching contributions under the Plan. Effective January 1, 2000, transferred balances relative to company matching contributions, as defined by the O&R Plan, will not be invested in company stock under the Plan but will be invested at the participant's direction.





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Participant Accounts and Vesting

Each participant's account is credited with his/her contribution, the Company's matching contribution, and plan earnings (losses). Participants are immediately fully vested in their accounts.

Benefit Payments

Upon termination of service, death, or disability, a participant or his/her beneficiary (upon the death of the participant) may elect to receive an amount equal to the value of his/her account in a lump-sum distribution. If account balances are less than $5,000, participants will automatically receive a lump-sum payment. A participant or beneficiary may elect to have shares of company stock distributed in common stock. If a participant retires, he/she may elect to receive a lump-sum distribution or annual installments for a period not to exceed 20 years or life expectancy.

Rollovers

Participants may roll over a distribution from a qualified retirement plan of a previous employer to the Plan. The rollover must occur within 18 months from the date of the participant's employment with the Company.

Investment Options

Participants are offered the following investment options in which they may invest contributions to their accounts. A description of each investment option is provided below:

         Southern Company Common Stock

         This fund invests in Southern Company common stock.

         Merrill Lynch Retirement Preservation Trust

         This collective trust invests in government agency securities, guaranteed investment contracts, and money market instruments.

         Merrill Lynch Equity Index Trust (Tier III)

         This mutual fund invests in certain common stocks that seek to track the performance of the Standard & Poor's 500 composite stock price index.

         Merrill Lynch Small Cap Fund (Class A)

         This mutual fund invests in securities of small market capitalization companies.

         Merrill Lynch Global Allocation Fund (Class A)

         This mutual fund invests primarily in U.S. and foreign equities as well as debt and money market securities.



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         Mellon Balanced Portfolio Fund

         This mutual fund invests primarily in equity, debt, and cash equivalents.

         PIMCO Total Return Fund (Class A)

         This mutual fund primarily invests in a diversified portfolio of fixed-income securities of varying maturities.

         Mercury HW International Value Fund

         This mutual fund invests at least 65% of its total assets in equity securities in at least three non-U.S. markets.

         Seligman High-Yield Bond Fund (Class A)

         This mutual fund invests its assets in a diversified portfolio of high-yield, high-risk, medium- and lower-quality corporate bonds and notes (commonly referred to as junk bonds).

         Brinson U.S. Equity Fund (Class N)

         This mutual fund invests in a wide range of equity securities of U.S. companies that are traded on major stock exchanges as well as in the over-the-counter market.

         Massachusetts Investors Trust (Class A)

         This mutual fund primarily invests its assets in a conservative portfolio of equity securities (including common stock, preferred stock, and convertible securities) selected for their high or improving investment quality.

         Franklin Small-Cap Growth Fund (Class I)

         This mutual fund primarily invests in equity securities of small capitalization companies.

         GAM Global Fund (Class A)

         This mutual fund invests in securities issued by companies in any country and will normally invest in securities issued by companies in the United States, Canada, the United Kingdom, Continental Europe, and the Pacific Basin.

         GAM International Fund (Class A)

         This mutual fund invests in securities issued by companies in any country other than the United States and will normally invest in securities issued by companies in Canada, the United Kingdom, Continental Europe, and the Pacific Basin.

         Loomis Sayles Small-Cap Value Fund (Administrative Class)

         This mutual fund invests primarily in equity securities of small capitalization companies with good earnings growth potential and which are believed to be undervalued by the market.

         Putnam Growth Opportunities Fund

         This mutual fund invests in equity securities, placing principal emphasis on those securities that fund management believes will benefit from the major long-term trends in the economy.

         Davis New York Venture Fund (Class A)

         This mutual fund invests primarily in equity securities of companies with market capitalizations of at least $250 million.

         Davis Real Estate Fund (Class A)

         This mutual fund invests primarily in securities of companies principally engaged in or related to the real estate industry which own significant real estate assets or which primarily invest in real estate financial instruments.

         Goal Manager Portfolios

                  Conservative Portfolio

                  This portfolio invests 50% of its assets in the Merrill Lynch Retirement Preservation Trust, 30% in the PIMCO Total Return Fund, and 20% among the MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Mercury HW International Value Fund, and the Merrill Lynch Small Cap Fund.

                  Moderate Portfolio

                  This portfolio invests 10% of its assets in the Merrill Lynch Retirement Preservation Trust, 40% in the PIMCO Total Return Fund, and 50% among the Massachusetts Investors Trust, Brinson U.S. Equity Fund, Mercury HW International Value Fund, and the Merrill Lynch Small Cap Fund.

                  Moderate to Aggressive Portfolio

                  This portfolio invests 30% of its assets in the PIMCO Total Return Fund and 70% in the Massachusetts Investors Trust, Brinson U.S. Equity Fund, Mercury HW International Value Fund, and the Merrill Lynch Small Cap Fund.

                  Aggressive Portfolio

                  This portfolio invests 100% of its assets in the MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Mercury HW International Value Fund, and the Merrill Lynch Small Cap Fund.

Loans to Participants

A participant may borrow the lesser of $50,000, less the highest outstanding loan balance in the previous 12 months, or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over the respective term of the loan. The interest rate is determined by the plan administrator based on the prime rate of the prior quarter and is fixed over the life of the note.

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2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

Administrative Expenses

All administrative expenses are paid by the Company.

Investment Valuation

Investments other than investment contracts are valued at quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. The Plan's investment in the Merrill Lynch Retirement Preservation Trust Fund is fully benefit-responsive and is stated at contract value (which approximates fair value) in accordance with Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans."

Investment securities, in general, are exposed to various risks, including, credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Net Depreciation in Fair Value of Investments

Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.


3.     INVESTMENTS

Individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2000 are as follows:

        Merrill Lynch Retirement Preservation Trust          $2,731,135
        Massachusetts Investors Trust                           946,129
        Davis New York Venture Fund                             951,413
        Southern Company Common Stock                         2,501,360
        Merrill Lynch Equity Index Trust                        947,945
        Franklin Small-Cap Growth Fund                        1,204,424




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The Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows for the four-month period ended April 30, 2001:

                 Investments, at fair value:
                     Mutual funds                            $(367,449)
                     Common stock                             (469,665)
                     Common/collective trust                   (66,402)
                                                             ----------
                                                             $(903,516)
                                                             ==========


4.       TAX STATUS

The Plan obtained a determination letter dated June 10, 1999 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


  5.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.























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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.



                               SOUTHERN ENERGY RESOURCES, INC.
                               BARGAINING UNIT SAVINGS PLAN





                               /s/ Vance Booker
                               Vance Booker
                               Senior Vice President


October 29, 2001
















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CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS








As independent public accountants, we hereby consent to the incorporation by reference of our report dated September 4, 2001 included in this annual report of Southern Energy Resources, Inc. Bargaining Unit Savings Plan on Form 11-K for the four-month period ended April 30, 2001 into the Plan's previously filed Registration Statement No. 333-44127.




/s/ Arthur Andersen LLP



Atlanta, Georgia
October 25, 2001










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